UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                      to
Commission File Number: 000-22125
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DIAMOND 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611

DIAMOND 401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrative Committee
Diamond 401(k) Plan
Chicago, Illinois
We have audited the accompanying statements of net assets available for benefits of the Diamond 401(k) Plan (the “Plan”), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
June 20, 2008

DIAMOND 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (Note 4)	$47,211,551	$41,399,869
Receivables:
Employer match contributions	723,197	594,662
Dividends and interest	7,851	7,544

Total Receivables	731,048	602,206

Total assets:	$47,942,599	$42,002,075

Net assets available for benefits	$47,942,599	$42,002,075

See accompanying notes to financial statements.

DIAMOND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments (Note 4)	$490,606
Interest income	247,225
Dividend income	2,286,234
Interest on participant loans	15,985

Total investment income	3,040,050

Contributions:
Participants	5,839,194
Employer	723,197
Rollovers from participants	1,075,223

Total contributions	7,637,614

Total additions	10,677,664

Deductions from net assets attributed to:
Distributions to participants	4,725,446
Trustee/recordkeeper fees	11,694

Total deductions	4,737,140

Increase in net asset available for benefits	5,940,524

Net assets available for benefits:
Beginning of year	42,002,075

End of year	$47,942,599

See accompanying notes to financial statements.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(1)	Description of Plan

The following brief description of the Diamond 401(k) Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was amended in its entirety and restated effective January 1, 2002.
(a)	General

The Plan is a voluntary defined contribution plan for all eligible employees of Diamond Management & Technology Consultants, Inc., and its affiliated employer, Diamond Management & Technology Consultants NA, Inc. (together the “Company” or “Diamond”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

During the 2007 Plan year, participants could contribute the lesser of $15,500, subject to the limitations set forth in the Internal Revenue Code, or 80% of pretax annual compensation. During 2007, participants over 50 years old could make additional “catch-up” contributions up to the amount of $5,000. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans (“rollovers”). Participants may direct their contributions in any one or any combination of the Plan’s various investment funds. Participants may also direct a percentage of their contributions into Personal Choice Retirement Accounts (“PCRA”s), which are self-directed brokerage accounts. Participants have the option to direct a percentage of their contributions into Company common stock through the PCRA.

As a result of a plan amendment, beginning September 15, 2004, all eligible employees below the level of vice president may receive matching contributions from the Company after attaining the age of 18 when the Company, in its discretion, determines to make matching contributions. The amount of the matching contribution is determined annually based on the Company’s performance. The matching contribution is immediately vested. The formula for the match for the 2007 Plan year was 50% of the first 3% of compensation deferred. Company contributions are participant directed.

Effective January 1, 2007, the Plan was amended to allow for Roth 401(k) elective deferrals.

(c)	Participant Accounts

Each participant’s account (“Plan account”) is credited with the participant’s salary reduction contribution, and allocations of (a) the Company’s matching contributions and (b) account earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their voluntary and matching contributions plus actual earnings thereon.

(e)	Distributions

On termination of service due to death, disability, retirement, or other separation of service with a vested account balance in excess of $5,000, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and a designated beneficiary. If the vested account balance of a terminated participant is less than $5,000, but greater than $1,000, the participant or beneficiary must elect to receive either a lump-sum distribution or rollover the balance to another retirement plan. If the vested account balance is less than $1,000, the participant or beneficiary must receive a lump-sum distribution.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
In-service distributions are allowed for certain cases of financial hardship or upon the participant’s attainment of age 59 1/2. In accordance with federal regulations and the Internal Revenue Code, all terminated participants that reach age 70 1/2 must begin receiving minimum distributions of the vested benefits.

(f)	Administrative Expenses

Certain administrative expenses were paid directly by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

(g)	Participant Loans

Participants are permitted to obtain loans from their Plan accounts while employed by the Company. Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years and up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding at December 31, 2007 range from 5.00% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for investments in common stock, mutual funds, bonds, and money market funds that, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant accounts.

(d)	Investment Valuation and Income Recognition

The assets of the Plan are held by the Plan’s trustee. The Plan’s investments are stated at fair value. The Plan’s investments in mutual funds and common stock are recorded at fair value based on quoted market prices. Investments in common collective funds are valued at fair value as determined by the fund managers based on the net asset values of the funds, reflecting all of the underlying investments at fair value. The fair value of the unit investment trusts are based on the fair value of the underlying assets held in the trust. These trusts invest in mutual funds and common stocks and other investments. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant loans and money market funds are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
The Plan’s investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation/depreciation in fair value of investments, which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.

(e)	Distributions

Distributions are recorded when paid.
(3)	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements” (“FAS 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157.” This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of the adoption of FAS 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The impact of the adoption of FAS 159 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

(4)	Investments

The fair value of individual investments which represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	December 31,
Description	2007	2006
Baron Asset Fund	$4,850,914	$4,777,618
JP Morgan Small Cap Equity Sel Fund	3,008,115	2,466,147
Schwab 1000 Index Inv	7,749,614	7,363,416
Schwab Retirement Money Fund	4,574,866	4,315,875
William Blair International Growth Fund	6,998,208	4,946,814
The amounts reflected in the table above include shares of the Schwab Retirement Money Fund and William Blair International Growth Fund held in Personal Choice Retirement Accounts as of December 31, 2007 and 2006.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
During 2007, the net appreciation on the Plan’s investments, including realized and unrealized gains and losses, was as follows:

Description	2007
Mutual Funds	$434,208
Common Stock	67,410
Other Investments	10,055
Unit Investment Trusts	2,097
Common Collective Funds	(23,164)

$490,606

(5)	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds and a money market fund managed by The Charles Schwab Corporation. Charles Schwab Trust Company is the trustee as defined by the Plan and Schwab Retirement Plan Services, Inc. serves as the Plan’s recordkeeper and, therefore, these transactions qualify as party-in-interest transactions. The value of these investments at December 31, 2007 and 2006 was $14,899,517 and $13,823,920, respectively. Fees paid by the Plan to the trustee/recordkeeper totaled $11,694 for the year ended December 31, 2007.

The Plan also allows participants to invest their account balances in shares of Diamond Management and Technology Consultants, Inc. common stock through PCRA’s. The number of shares of Diamond common stock held by the Plan at December 31, 2007 and 2006 was 83,972 shares and 82,458 shares, respectively. The fair value of these shares at December 31, 2007 and 2006 was $610,473 and $1,025,783, respectively. During 2007, the Diamond common stock held by the Plan depreciated $299,411. An annual cash dividend of thirty-five cents per share on common stock outstanding was paid during 2007. The Plan earned $27,593 of dividends on Diamond common stock during 2007. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $315,193 and $159,189 at December 31, 2007 and 2006, respectively.

(6)	Tax Status

The Plan obtained its latest determination letter on May 1, 2003, in which the Internal Revenue Service informed the Company that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of the determination letter, however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7)	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA.

DIAMOND 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007
Name of Plan Sponsor: Diamond Management & Technology Consultants, Inc.
Employer Identification Number: 36-4069408
Plan Number: 001

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost(1)	Current Value
		Domestic equity funds:
	Baron Funds	Baron Asset Fund		$4,850,914
	Cohen & Steers	Realty Shares		144,535
	FMI Funds	FMI Common Stock Fund		1,467,630
	Heritage Funds	Heritage Capital Appreciation Fund		2,242,337
	JP Morgan	JP Morgan Small Cap Equity Sel Fund		3,008,115
*	Charles Schwab and Co.	Schwab 1000 Index Inv		7,749,614
	Vanguard	Vanguard Target Retirement 2010		233,442
	Vanguard	Vanguard Target Retirement 2020		214,490
	Vanguard	Vanguard Target Retirement 2030		933,517
	Vanguard	Vanguard Target Retirement 2035		79,091
	Vanguard	Vanguard Target Retirement 2040		830,503
	Vanguard	Vanguard Target Retirement 2045		4,115
	Vanguard	Vanguard Target Retirement 2050		23,086
	Van Kampen	Van Kampen Equity Income CI A Fund		1,439,624

		International equity funds:
	William Blair	William Blair International Growth Fund		6,944,120

		Money market funds:
*	Charles Schwab and Co.	Retirement Money Fund		3,126,494

		Fixed income funds:
	WF Advantage	WF Advantage Government Securities		2,131,785

		Common collective funds:
	The Charles Schwab Trust Co.	The Schwab Instl Large Cap CL 1		2,130,866

		Common stock:
*	Diamond	Diamond Management & Technology Consultants, Inc.		610,473

		Self-directed brokerage accounts:
	Various	Personal Choice Retirement Accounts (PCRA)		8,708,062

		Other investments:
	Alliance Capital Mgmt	Alliance Bernstein Holding		23,545

*	Plan participants	Participant loans (interest ranging from 5.00% to 9.25% and maturities ranging from 2007 to 2021)		315,193

				$47,211,551

*	Represents a party-in-interest.

(1)	Participant-directed investments; cost is not required to be reported.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diamond 401(k) Plan (Registrant)
Date: June 20, 2008	/s/ Karl E. Bupp
	Name:	Karl E. Bupp
Its: Chairman of the Diamond 401(k) Plan Administrative Committee

DIAMOND 401(k) Plan
Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm